SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of April, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     T            Form 40-F
                   ---------                 ---------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes                        No    T
            ---------                 ---------

     (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                     N/A



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This Form 6-K consists of:

The announcement on connected transaction of China Petroleum & Chemical corporation (the "Registrant"), made by the Registrant in English on March 31, 2006.




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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        China Petroleum & Chemical Corporation



                                                               By: /s/ Chen Ge
                                                                   ------------

                                                                 Name: Chen Ge

                                    Title: Secretary to the Board of Directors



Date: April 3, 2006



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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


           [CHINA PETROLEUM & CHEMICAL CORPORATION GRAPHIC OMITTED]
              (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                              (Stock Code: 0386)


                             CONNECTED TRANSACTION
--------------------------------------------------------------------------------
Sinopec Corp. and Sinopec Group Company have entered into the Arrangement with Sinopec Finance on 31 March 2006, under which Sinopec Corp. and Sinopec Group Company will make a cash injection of RMB1,602.3 million and RMB897.7 million, respectively, into Sinopec Finance and Sinopec Finance will capitalise RMB1 billion from its statutory reserve and undistributed profits reserve into registered capital such that the total registered capital of Sinopec Finance will increase from RMB2.5 billion (including US$60 million) to RMB6 billion. Upon completion of the injection, Sinopec Corp.'s equity interest in Sinopec Finance will increase from 38.22 percent to 49 percent. Sinopec Corp. intends to finance the Capital Injection by Sinopec Corp.'s internal resources.

The directors (including independent non-executive directors) of Sinopec Corp. consider that the Arrangement and the terms thereof are on normal commercial terms, are fair and reasonable and that the transactions contemplated thereunder are in the interests of the shareholders of Sinopec Corp. as a whole.

Sinopec Group Company is the holder of approximately 71.2 percent of the total issued capital of Sinopec Corp. As Sinopec Finance is also a subsidiary of Sinopec Group Company, Sinopec Finance is an associate of Sinopec Group Company and a connected person to Sinopec Corp. under the Listing Rules. Accordingly, the Capital Injection constitutes a connected transaction for Sinopec Corp. under Rule 14A.13(1)(a) of the Listing Rules. As each of the percentage ratios in respect of the Capital Injection falls below 2.5 percent of the size tests (other than the profits test), the Capital Injection is exempted from the independent shareholders' approval requirement under Rule 14A.32 of the Listing Rules. Sinopec Corp. is only obliged to comply with the reporting and announcement requirements under Chapter 14A of the Listing Rules in respect of the Capital Injection.
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The Capital Injection Arrangement

The board of directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp.") announces that on 31 March 2006, Sinopec Corp. and China Petrochemical Corporation ("Sinopec Group Company") have entered into an arrangement (the "Arrangement") with Sinopec Finance Co., Ltd ("Sinopec Finance") under which Sinopec Corp. and Sinopec Group Company will make a cash injection of RMB1,602.3 million (the "Capital Injection") and RMB897.7, respectively, into Sinopec Finance such that the total registered capital of Sinopec Finance after completion of the injection will increase from RMB2.5 billion (including US$60 million) to RMB6 billion.

Pursuant to the Arrangement, Sinopec Finance will capitalize RMB1 billion from its statutory reserve and undistributed profits reserves into registered capital and the equity interest so increased will be allocated to Sinopec Corp. and Sinopec Group Company in the proportion of 38.22% and 61.78%, respectively.

Upon completion, Sinopec Corp.'s equity interest in Sinopec Finance will increase from 38.22 percent to 49 percent, while Sinopec Group Company's interest in the equity interest of Sinopec Finance will be diluted from 61.78 percent to 51 percent. Under present circumstances, Sinopec Corp. will not consolidate the results of Sinopec Finance into its financial statements. Sinopec Finance will constitute an associated company of Sinopec Corp. and will be accounted for under the equity method.

Sinopec Corp. intends to finance the Capital Injection by internal resources of Sinopec Corp.


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Completion of the Capital Injection is expected to take place within 10 days from the grant of the approval by the China Banking Regulatory Commission or such other date as Sinopec Corp. and Sinopec Group Company may agree.

Consideration

The consideration payable in respect of the Capital Injection was determined after arm's length negotiation between Sinopec Corp., Sinopec Group Company and Sinopec Finance. The consideration payable by Sinopec Corp. and Sinopec Group Company represents the nominal value of the registered capital increased of Sinopec Finance.

Reasons for the proposed Capital Injection and benefits to Sinopec Corp.

Due to additional need for capital by Sinopec Finance for business expansion, Sinopec Finance has proposed to its holders of equity interest to make additional capital injection.

Sinopec Corp. believes that its increased equity interest in Sinopec Finance from 38.22 percent to 49 percent will enable it to obtain better return for its investment in Sinopec Finance. Sinopec Corp. also believes that the Capital Injection will increase the capital base of Sinopec Finance and therefore, reducing the costs of financing and enabling it to provide more comprehensive financial management services to entities with the Sinopec Group, including Sinopec Corp.

Relationship between Sinopec Corp., Sinopec Group Company and Sinopec Finance

Sinopec Group Company is the holder of approximately 71.2 percent of the total issued capital of Sinopec Corp. As Sinopec Finance is also a subsidiary of Sinopec Group Company, Sinopec Finance is an associate of Sinopec Group Company and a connected person to Sinopec Corp. under the Listing Rules. Under rule 14A.13(1)(a) of the Listing Rules, the proposed Capital Injection will constitute a connected transaction of Sinopec Corp. As the amount of Capital Injection is less than 2.5 of the percentage ratios under the Listing Rules (other than the profits test), the transaction would fall under the exception under rules 14A.32 of the Listing Rules and Sinopec Corp. is only required to comply with the reporting and announcement requirements thereunder. Under rule 14A.32 of the Listing Rules, independent shareholders' approval is not required.

Information relating to Sinopec Corp. and Sinopec Group Company

The principal operations of Sinopec Corp. and its subsidiaries include: exploring for and developing, producing and trading crude oil and natural gas; processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products; producing, distributing and trading chemical products.

The business scope of the Sinopec Group Company covers: industrial investments and investment management; exploration and development, production, storage and transportation and (including pipeline transportation) sale of petroleum and natural gas; petroleum refining; wholesale of gasoline, kerosene and diesel; production, storage and transportation and sale of petrochemical and related products; design, and construction of petroleum and petrochemical installations; maintenance and repair of petroleum and petrochemical installations; research, development, application and related consulting services of technology; IT and alternative energy products; and import and export of self-produced products and third parties' products and technologies (other than those prohibited by the state).

Information relating to Sinopec Finance

Sinopec Finance is a non-banking financial institution established in the PRC in 1988 with registered capital of RMB2.5 billion (including US$60 million). As at the date of this announcement, Sinopec Corp. is interested in 38.22 percent of the equity interest of Sinopec Finance and Sinopec Group Company is interested in 61.78 percent of the equity interest of Sinopec Finance.

The principal activity of Sinopec Finance is the provision of financial management services to entities within the Sinopec Group. Financial management services provided by Sinopec Finance include the provision of financial advice, internal transfer and clearing services, lending and the provision of guarantee etc. The audited total and net assets of Sinopec Finance prepared under PRC GAAP as at 31 December 2005 was approximately RMB74.964 billion and RMB4.166 billion, respectively. The audited operating revenues of Sinopec Finance prepared under PRC GAAP for the financial years ended 31 December 2004 and 31 December 2005 were RMB1.045 billion and RMB1.346 billion, respectively. The audited profit before tax of Sinopec Finance prepared under PRC GAAP for the financial years ended 31 December 2004 and 31 December 2005 were RMB394 million and RMB587 million, respectively. The audited profit after tax of Sinopec Finance prepared under PRC GAAP for the financial years ended 31 December 2004 and 31 December 2005 were RMB257 million and RMB379 million, respectively. Since 2001, the ratio of dividend paid by Sinopec Finance was no less than 6% per year. For the financial year ended 3 December 2005, the net withdrawal by Sinopec Corp. and its subsidiaries from deposits placed with Sinopec Finance was RMB82 million and the net repayment of borrowings was RMB4.714 billion. For details relating to continuing connected transactions between Sinopec Finance and Sinopec Corp., please refer to the announcement of Sinopec Corp. to be issued on 3 April 2006.

General

The Arrangement was entered into on normal commercial terms following arm's-length negotiations. The directors (including independent non-executive directors) of Sinopec Corp. consider that the Arrangement and the terms thereof are on normal commercial terms, are fair and reasonable and that the transactions contemplated thereunder are in the interests of the shareholders of Sinopec Corp. as a whole.

                                                By Order of the Board
                                       China Petroleum and Chemical Corporation
                                                        Chen Ge
                                          Secretary to the Board of Directors

Beijing, PRC, 31 March 2006


As at the date of this announcement, the executive directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong; the non-executive directors of Sinopec Corp. are Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of Sinopec Corp. are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of Sinopec Corp. is Mr. Cao Yaofeng.